FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                              For February 27, 2002


                                    Regus plc

                 (Translation of registrant's name into English)

                              3000 Hillswood Drive
                               Chertsey, KT16 0RS
                                     England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                   Form 20-F  X            Form 40-F
                             ---                     ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                         Yes                      No  X
                             ---                     ---

                                    Regus plc

                                INDEX TO EXHIBITS

Item

1. Press Release dated February 27, 2002 with Full Year and Fourth Quarter Results to end December 2001.

                                    SIGNATURE


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             Regus plc



Date: February 27, 2002                      By: /s/ Stephen Stamp
                                                ------------------------------
                                                Name:  Stephen Stamp
                                                Title:  Group Finance Director

                                                                         Item 1


                       [GRAPHIC OMITTED][GRAPHIC OMITTED]



                                  PRESS RELEASE

     Embargoed until 12:00 noon GMT, 7:00 am EST Wednesday 27 February 2002

                       FULL YEAR & FOURTH QUARTER RESULTS
                              TO END DECEMBER 2001

Chertsey, UK, 27 February 2002, Regus plc, the international serviced office provider (LSE:RGU.L, NASDAQ:REGS), announces its preliminary results for the year and the three months ended 31 December 2001.

Announcing the results, Chairman George Gray commented: "2001 was a challenging year for the global economy and for Regus. Focusing on pricing, occupancy and cost, we took swift, radical action to take some (pound)60 million out of the company's cost base - effectively halving our overheads.

"We remain tightly focused on the fundamentals of our business, particularly in the United States where our operations have been most affected by the global slowdown in business activity. We continue to explore ways of further reducing our cost base, including re-negotiation of fixed costs.

"We entered 2002 with the strongest forward order book in our history - as we continued the strategy of discounting prices for longer-term contracts. The Regus proposition remains compelling and a growing number of companies, large and small, are using us for the cost-effective outsourcing of their office requirements.

"2002 looks likely to be another difficult year for the global economy and for Regus. The company today is lean and fit. We have readied ourselves for challenges ahead".

Key financials:

                                         3 months ended                            Year ended
                                      31 Dec         31 Dec                    31 Dec      31 Dec
                                        2001           2000                      2001         2000
                                    (pound)m       (pound)m                  (pound)m     (pound)m

Turnover                               118.7          130.2          -9%       512.6        421.1          +22%

Operating (loss)/profit*               (11.7)           9.0       -20.7m       (19.0)        12.4        -31.4m


Exceptional items                       (0.3)          (9.5)                   (90.5)        (9.5)

Operating (loss)/profit                (12.0)          (0.5)      -11.5m      (109.5)         2.9       -112.4m

EPS (basic & diluted)(p)*               (1.2)           0.9        -2.1p        (5.2)        (1.1)        -4.1p
EPADS (basic & diluted)(c)*+            (8.5)           6.6       -15.1c       (37.5)        (8.4)       -29.1c

Average(pound):$                        1.44           1.46                     1.44         1.52

* before exceptional items
+  based on UK GAAP

o There was a record contracted forward order book of(pound)269 million at 31 December 2001 (based on workstation revenue but excluding service revenue).

o Despite tough trading conditions in many markets, there has been a marked trend towards global outsourcing of office requirements by corporates during the year -- the (pound)23.9 million contract with Compaq being the largest and longest-term outsourcing deal in Regus' history.

o    Landmark franchise deals were completed in the Middle East, the US and UK.

o Regus now serves more than 5,800 customers across 50 countries. A record number of people, almost 54,000, work in Regus centres on a daily basis.

o In the fourth quarter, 3,632 workstations were added to the Regus network. This brought the total at 31 December 2001 to 92,232 workstations across 411 centres in 50 countries (including joint ventures and franchises).

o The overall cash position was strong - with cash at bank totalling (pound)117.1 million at 31 December 2001 (which includes (pound)40 million from the issue of a convertible bond at 28 December 2001).

o Capital expenditure in the fourth quarter 2001 was cut by some(pound)4.5 million, ahead of expectations.

o Regus was cash positive at the operating level for the year. Net cash inflow from operating activities was (pound)0.3 million in the fourth quarter and (pound)44.0 million inflow in the year.

o Turnover was up 22% at(pound)512.6 million (2000:(pound)421.1 million) for the year but down 9% in the fourth quarter at(pound)118.7 million (2000:(pound)130.2 million).

o There was a 48% increase in contract length reflecting the success of our strategy of discounting price for longer-term contracts. However, revenue per available workstation (REVPAW), from established centres decreased 36% to (pound)1,675 (2000: (pound)2,615), reflecting the impact of economic downturn.

o Exceptional one-time charge of(pound)90.5 million in the year. This relates to:

     o    Major restructuring of workforce (approx. 24% reduction in staff);
     o Reduction in workstation capacity (11% of available total), of which 40% is in the US;
     o    Asset write-downs;
     o    Abortive acquisition costs.

Enquiries:

Regus
Mark Dixon, Chief Executive                            Today:  +44 20 8895 4630
Stephen Stamp, Group Finance Director             Thereafter:  +44 1932 895000
Stephen Jolly, Group Communications Adviser                    +44 1932 895138

Financial Dynamics
David Yates/Richard Mountain                             Tel:  +44 20 7269 7116

THE "SAFE HARBOR" STATEMENT UNDER THE US PRIVATE SECURITIES REFORM ACT OF 1995.

The statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties, including but not limited to risks associated with the serviced office market, the long-term nature of the company's lease commitments, its growth ambitions, foreign exchange and other risks and uncertainties, including those detailed in the Annual Report Form 20-F filed with the Securities and Exchange Commission.

Results of operations


Review of 2001

During 2001, we added another 71 centres and our first 16 franchised centres. We increased the number of countries in which we operate to 50 (2000: 48). We added 23,502 workstations and 775 franchised workstations during this period. We also added 3,885 new workstations through the expansion of existing centres, bringing the year-end total to 92,232 (2000: 64,070).

The bulk of the growth was in the US, where we added 8,102 workstations, with the balance mainly in the major towns and cities in which we already operated. We also entered Canada and the United Arab Emirates for the first time.

Although 2001 was a challenging year for the global economy and for Regus, revenues in 2001 increased 22% to (pound)512.6 million (2000: (pound)421.1 million). Revenue per available workstation (REVPAW) from established centres decreased by 17% to (pound)7,910 (2000: (pound)9,489) and REVPAW from new centres decreased by 37% to (pound)4,137 (2000: (pound)6,575). The rapid deterioration in global economic conditions resulted in customers becoming increasingly price sensitive and taking longer to make decisions. In response to the worsening economic environment, we introduced a new strategy of discounting prices for longer-term contracts. This had the effect of increasing the number of occupied workstations and strengthening the forward order book but, in the short term, reducing margins. Accordingly, overall centre contribution decreased 22% to (pound)77.8 million in 2001 (2000: (pound)100.3 million), with a contribution margin from established centres of 25% (2000: 31%).

Faced with a rapid deterioration in global economic conditions, we reassessed our business model and we took swift, radical action to take some (pound)60 million out of the company's cost base - effectively halving our overhead run rate between April and September. As a result, administrative expenses before exceptional items fell as a percentage of turnover to 18% (2000: 21%) and we recorded an operating loss before exceptional items of (pound)19.0 million (2000: profit of (pound)12.4 million) and EBITDA before exceptional items of (pound)45.1 million (2000: (pound)53.0 million).

The results include an exceptional one-time charge of (pound) 90.5 million. This related to the costs of a major restructuring of our business including a reduction in workstation capacity (11% of available total), of which 40% is in the US; various asset write-downs; a rationalisation of the workforce and, the costs of the abortive acquisition of HQ Global Workplaces.

After exceptional items, the Group's operating loss for the year was(pound)109.5 million (2000: profit of(pound)2.9 million). The Group's EBITDA for the year was negative(pound)45.4 million (2000: positive(pound)43.5 million).

Cash flow from operating activities was (pound)41.0 million (2000: (pound)117.9 million). The Group continues to be cash positive at the operating level notwithstanding the tough trading conditions. Capital expenditure in 2001 was (pound)105.6 million (2000: (pound)88.1 million) and is expected to fall very sharply in 2002.

In the second half, Regus redoubled its efforts in support of its franchising strategy and signed landmark deals with the HAK Group in the Middle East and Business Spark in the UK.

In summary, during 2001, Regus recognised the challenges confronting the serviced office sector and took swift, radical action to meet them. As a result, the company was able to simplify and re-price its business offering, cut costs, re-engineer systems and ready itself for the economic conditions forecast for 2002.

Review of fourth quarter 2001

The following table sets forth the Group's revenue, centre contribution before exceptional items and workstations (i.e. weighted average number of available workstations) by geographic region and by established centres compared with new centres:


                                                    (in(pound)millions, except workstations)

                                         2000                                                 2001
                   -------------------------------------------------    -------------------------------------------------
                                       Centre                                                Centre
                      Revenue       Contribution*       Workstations       Revenue         Contribution*     Workstations

UK & Ireland              56.8              22.1             18,966            49.1               10.5            24,779
Rest of Europe            35.7               9.9             19,663            36.4                3.9            29,438
Americas                  29.6               7.2             14,290            25.4               (6.5)           24,021
Rest of World              8.1              (1.7)             4,746             7.8                1.6             5,885
                   ------------    --------------     --------------    ------------    ---------------    --------------
                         130.2              37.5             57,665           118.7                9.5            84,123
                   ------------    --------------     --------------    ------------    ---------------    --------------


Established
centres**                 81.7              27.0             31,247            88.0               15.3            52,551
New centres               48.5              10.5             26,418            30.7               (5.8)           31,572
                   ------------    --------------     --------------    ------------    ---------------    --------------
                         130.2              37.5             57,665           118.7                9.5            84,123
                   ------------    --------------     --------------    ------------    ---------------    --------------

*Centre contribution before exceptional items.
**Established centres are those open for 18 months or more at the period end, new centres are those open for less than 18 months at the period end.

Revenue

Regus' revenue on a global basis decreased 9% to (pound)118.7 million in the fourth quarter 2001 from (pound)130.2 million in the fourth quarter 2000. The weighted average number of available workstations increased 46% to 84,123 from 57,665 over the same period. In the fourth quarter 2001, Regus opened 10 new centres including one joint venture centre. Three centres were closed.

Revenue from established centres increased 7.7% to(pound)88.0 million in the fourth quarter 2001 (2000:(pound)81.7 million). Revenue per workstation in Regus' established centres was(pound)1,675 (2000:(pound)2,615) reflecting lower occupancy rates and the impact of the new pricing model. Revenue from new centres was(pound)30.7 million (2000: (pound)48.5 million). Revenue per workstation in Regus' new centres decreased to(pound)972 (2000:(pound)1,836) reflecting the new pricing model and the focus of the rollout program in the USA.

Revenue in the UK and Ireland decreased 14% to(pound)49.1 million
(2000:(pound)56.8 million). Revenue per workstation was (pound)1,982 (2000:(pound)2,995). In the fourth quarter 2001, one new centre was opened in the UK and Ireland.

Revenue in the Rest of Europe increased 2% to(pound)36.4 million
(2000:(pound)35.7 million). Revenue per workstation was (pound)1,236 (2000:(pound)1,816). In the fourth quarter 2001, five new centres were added in the Rest of Europe.

Revenue in the Americas decreased 14% to(pound)25.4 million (2000:(pound)29.6 million). Revenue per workstation decreased to(pound)1,057 (2000:(pound)2,071). Regus opened three new centres in the Americas, including two in the US and one centre in Brazil.

Revenue in the Rest of the World decreased 4% to(pound)7.8 million (2000:(pound)8.1 million). Revenue per workstation decreased to(pound)1,325 (2000:(pound)1,707). One new centre was opened in the fourth quarter 2001 in the Philippines.


Centre contribution

Centre contribution on a global basis was (pound)9.5 million in the fourth quarter 2001 (2000: (pound)37.5 million). Approximately 50% of the fall in centre contribution was attributable to the Americas and 40% attributable to UK & Ireland. The other principal factor influencing centre contribution was the roll-out of the new pricing model in which customers are offered more competitive prices in return for entering into longer-term contracts. Centre contribution from established centres decreased 43% to (pound)15.3 million (2000: (pound)27.0 million) with a centre contribution margin in established centres of 17% (2000: 33%). Centre contribution from new centres fell to a negative (pound)5.8 million (2000: positive (pound)10.5 million) as a result of lower occupancy and the new pricing model.

Centre contribution in the UK and Ireland was(pound)10.5 million
(2000:(pound)22.1 million). Centre contribution margin in the UK and Ireland decreased to 21% in the fourth quarter (2000: 39%).

In the Rest of Europe, centre contribution was(pound)3.9 million
(2000:(pound)9.9 million). Centre contribution margin in the Rest of Europe decreased to 11% in the fourth quarter (2000: 28%).

Centre contribution from the Americas decreased to a negative (pound)6.5 million from a positive (pound)7.2 million in 2000.

Centre contribution in the Rest of the World improved to positive (pound)1.6 million from negative (pound)1.7 million in 2000.

Administrative expenses

Administrative expenses including goodwill amortisation decreased 32% to(pound)19.4 million (2000:(pound)28.4 million) due to the effects of the cost reduction programme. Overall, administrative expenses fell to 16% as a percentage of revenues compared to 22% in the fourth quarter of 2000. Sales and marketing costs decreased 17% to (pound)10.6 million (2000:(pound)12.8 million) and fell as a percentage of revenue to 9% (2000: 10%). Regional and central overheads decreased 44% to(pound)8.8 million (2000:(pound)15.6 million) and fell as a percentage of revenue to 7% (2000: 12%).

Liquidity and capital resources

Cash at bank and in hand at 31 December 2001 was (pound)117.1 million. Total bank indebtedness at 31 December 2001 was (pound)46.0 million and the Group had outstanding finance lease obligations of (pound)38.0 million.

Cash inflow from operating activities in the three months ended 31 December 2001 was (pound)0.3 million. Net cash outflow before financing was (pound)0.1 million after capital expenditure in the quarter of (pound)4.5 million.

Cash inflow from operating activities in the twelve months ended 31 December 2001 was (pound)44.0 million. The group received (pound)0.3 million interest
(net), (pound)6.3 million was paid in tax and (pound)105.6 million in capital expenditure. A further (pound)5.7 million was used in acquisitions and (pound)5.6 million was invested in joint ventures.

Taking into account the uncertain economic outlook for the global economy in 2002, we decided to further strengthen the Group's financial position by issuing a (pound)40 million convertible bond in December 2001. The 5 per cent unsecured, senior convertible debentures are to be repaid in 10 equal instalments from March 2002 until December 2002. At the Company's option, the convertible debentures may be either redeemed for cash or (subject to some conditions) converted at 95 per cent of the average share price during the instalment month, subject to any floor price the Company may specify. The Company may (subject to some conditions) elect to redeem the convertible debentures early at 105 per cent of the outstanding principal, plus accrued and unpaid interest.

At the option of the holder, the convertible debentures may be converted at any time at a fixed price of 86.32p per share, representing a premium of 60 per cent to the share price at the close of business on 27 December 2001. Holders of the convertible debentures will also receive warrants over 5 million shares with an exercise price of 5p per share. The Directors will closely monitor the trading performance and projected cash flows in order to be able to make an early decision to convert the bond if conditions require.


Exceptional charges

Included in the results for the twelve months ended 31 December 2001 are exceptional charges totalling (pound)90.5 million of which (pound)3.2 million had been recognised in the six months ended 30 June 2001. The exceptional charges fall into the following categories:

Restructuring and redundancy costs ((pound)5.4m)
As part of an aggressive attack on its cost base, the Group has reviewed staffing levels across all regions and all functions. Headcount has been reduced by 800, representing approximately 24% of the total workforce. The Group has set itself a target of entering 2003 with an overhead run rate of 10 -12% of revenues.

Reduction in workstation capacity ((pound)37.4m)
The Group has reviewed the prospects for each of its centres in light of current market conditions. Regus has decided to reduce capacity by 9,700 workstations, representing 11% of the network. The exceptional charge includes costs associated with onerous leases and asset impairments.

Write-down of investment in own shares ((pound)32.6m)
As mentioned in the second quarter results, the Directors have determined that, in the circumstances, the carrying value of the investment in own shares should be written down to 21p a share, the market value on 30 September 2001. This is counterbalanced by a writeback for the reduced cost of granting reward options.

Write-down of software development assets ((pound)4.6m)
The Directors have reviewed the estimated useful life of external development costs and determined that it would be prudent, in the circumstances, to write off the remainder of these costs.

Fees in respect of aborted merger with HQ Global Workplaces ((pound)3.3m) This exceptional charge had been made in the Group's second quarter results.

Write-down of acquisition goodwill ((pound)4.9m)
The Directors have determined that there has been an impairment to the value of goodwill arising from acquisitions and, accordingly, it is prudent that the goodwill be written down.

Non-recoverable Ryder Cup expenditure ((pound)2.3m)
On the basis that the Group is unlikely to benefit from the expenditure, the Directors consider it appropriate to recognise the unrecoverable expenditure as an exceptional charge.

Outlook

Despite continuing economic uncertainty, it is our belief that the Regus proposition remains a compelling one. The flexibility, cost-effectiveness, ease of use, quality and global coverage provided by Regus offer proven benefits to a wide variety of customers - from start-ups to SMEs and major corporates - looking for solutions, both long- and short-term, to their property needs.

Our new strategy of trading price against term has led to a significant lengthening in our average customer tenancy period. At the same time, a number of global customers have begun to use Regus structurally - preferring to outsource their property requirements across the board rather than investing in costly and inflexible conventional space. At 31 December 2001, the number of occupied workstations had risen to a record 50,527 (2000: 43,469).

Overall, we ended the year ready for challenges ahead. The company is fit and has the best forward order book in its history. We look forward to building on the many long-term relationships we have established with our customers and continuing our quest to offer them the very best solutions to their workspace requirements.

Regus plc
Consolidated profit and loss account
For the 3 months and 12 months ended 31 December 2001 and 31 December 2000

                                                              3 months       3 months      12 months       12 months
                                                                 ended          ended          ended           ended
                                                           31 Dec 2001    31 Dec 2000    31 Dec 2001     31 Dec 2000
                                                           (unaudited)    (unaudited)    (unaudited)       (audited)
                                                           (pound)'000    (pound)'000    (pound)'000     (pound)'000

Turnover (including share of joint ventures)                  121,671        133,501        524,622         429,200
Less: Share of turnover of joint ventures                      (2,986)        (3,350)       (11,989)         (8,075)

                                                         -------------- -------------   ------------   -------------
Turnover                                                      118,685        130,151        512,633         421,125
-------------------------------------------------------- -------------- -------------   ------------   -------------
Cost of sales (centre costs) before exceptional items        (109,195)       (92,657)      (434,787)       (320,832)
Exceptional items                                                (419)             -        (37,955)              -
-------------------------------------------------------- -------------- -------------   ------------   -------------
Cost of sales (centre costs) after exceptional items         (109,614)       (92,657)      (472,742)       (320,832)
                                                         -------------- -------------   ------------   -------------
Gross profit (centre contribution)                              9,071         37,494         39,891         100,293
-------------------------------------------------------- -------------- -------------   ------------   -------------
Administration expenses before exceptional items              (19,392)       (28,372)       (91,255)        (86,859)
Exceptional items                                                  86         (9,501)       (52,591)         (9,501)
-------------------------------------------------------- -------------- -------------   ------------   -------------
Administration expenses after exceptional items               (19,306)       (37,873)      (143,846)        (96,360)
                                                         -------------- -------------   ------------   -------------
Group operating (loss)/profit                                 (10,235)          (379)      (103,955)          3,933
Share of operating loss in joint ventures                      (1,757)          (120)        (5,572)         (1,027)
                                                         -------------- -------------   ------------   -------------
Total operating (loss)/profit: Group and share of             (11,992)          (499)      (109,527)          2,906
joint ventures

Net interest (payable)/receivable
- Group                                                          (823)           492           (304)         (6,753)
- Joint ventures                                                  (80)            (7)          (250)            (10)
                                                         -------------- --------------  -------------  --------------
Loss on ordinary activities before tax                        (12,895)           (14)      (110,081)         (3,857)
Tax on loss on ordinary activities                              5,310         (3,251)       (10,090)         (9,926)
                                                         -------------- --------------  -------------  --------------
Loss on ordinary activities after tax                          (7,585)        (3,265)      (120,171)        (13,783)
Minority interests (equity)                                       650             79          1,933             253
                                                         -------------- --------------  -------------  --------------
Retained loss for the period                                   (6,935)        (3,186)      (118,238)        (13,530)
                                                         ============== ==============  =============  ==============

(Loss) / earnings per ordinary share:                                                                       Restated
Basic (p)                                                        (1.2)          (0.6)         (21.0)           (2.7)
Diluted (p)                                                      (1.2)          (0.6)         (21.0)           (2.7)

Basic (p) (before exceptionals)                                  (1.2)           0.9           (5.2)           (1.1)
Diluted (p) (before exceptionals)                                (1.2)           0.9           (5.2)           (1.1)



All results arose from continuing operations

Regus plc
Consolidated balance sheets
As at 31 December 2001 and 31 December 2000

                                                                                            As at                As at
                                                                                      31 Dec 2001          31 Dec 2000
                                                                                      (unaudited)            (audited)
                                                                                      (pound)'000          (pound)'000

Fixed assets
Intangible assets                                                                           4,307                    -
Tangible assets                                                                           242,299              193,453
Investments
Investments in own shares                                                                   3,805               47,021
Other investments                                                                              33                    -
Interest in joint ventures:
                                                                                ------------------    -----------------
         Share of gross assets                                                             15,656               13,601
         Share of gross liabilities                                                       (14,562)              (9,461)
                                                                                ------------------    -----------------
                                                                                            1,094                4,140
                                                                                ------------------    -----------------
Total investments                                                                           4,932               51,161
                                                                                 ------------------    ----------------
                                                                                          251,538              244,614
                                                                                ------------------    -----------------
Current assets
Stock                                                                                         392                  279
Debtors: amounts falling due within one year                                              114,288              129,677
Debtors: amounts falling due after one year                                                 3,000                    0
Cash at bank and in hand                                                                  117,074              169,821
                                                                                ------------------    -----------------
                                                                                          234,754              299,777

Creditors: amounts falling due within one year                                           (344,392)            (317,883)

Provisions for liabilities and charges due within one year                                (19,953)                    -
                                                                                ------------------    -----------------
Net current liabilities                                                                  (129,591)             (18,106)
                                                                                ------------------    -----------------
Total assets less current liabilities                                                     121,947              226,508

Creditors: amounts falling due after more than one year                                   (24,806)             (23,050)

Provisions for liabilities and charges due after more than one year                        (8,349)                (794)
                                                                                ------------------    -----------------
Net assets                                                                                 88,792              202,664
                                                                                ==================    =================

Capital and reserves
Called up share capital                                                                    29,106               29,034
Share premium account                                                                     279,765              279,858
Other reserves                                                                              4,056                  615
Profit and loss account                                                                  (224,482)            (106,417)
                                                                                ------------------    -----------------
Equity shareholders' funds                                                                 88,445              203,090

Equity minority interests                                                                     347                 (426)
                                                                                ------------------    -----------------
                                                                                           88,792              202,664
                                                                                ==================    =================

Regus plc
Consolidated cash flow statement
For the twelve months ended 31 December 2001 and 31 December 2000

                                                                                       12 months            12 months
                                                                                           ended                ended
                                                                                       31 Dec 01            31 Dec 00
                                                                                     (unaudited)            (audited)
                                                                                     (pound)'000          (pound)'000

Cash inflow from continuing operating activities
Net cash inflow before exceptional items                                                 56,140              117,899
Outflow related to exceptional items                                                    (12,144)                   -
                                                                                -----------------    -----------------
Net cash inflow from continuing operating activities                                     43,996              117,899
                                                                                -----------------    -----------------
Returns on investments and servicing of finance
Interest received                                                                         3,906                3,851
Interest paid                                                                              (252)              (7,993)
Interest paid on finance leases                                                          (3,351)              (2,861)
                                                                                -----------------    -----------------
                                                                                            303               (7,003)
                                                                                -----------------    -----------------
Taxation
Tax paid                                                                                 (6,275)              (2,224)
                                                                                -----------------    -----------------
                                                                                         (6,275)              (2,224)
                                                                                -----------------    -----------------
Capital expenditure and financial investment
Purchase of tangible fixed assets                                                      (105,633)             (88,078)
Sale of tangible fixed assets                                                             3,052                1,506
Purchase of own shares                                                                        -              (42,500)
Purchase of investments                                                                     (26)                   -
                                                                                -----------------    -----------------
                                                                                       (102,607)            (129,072)
                                                                                -----------------    -----------------
Acquisitions and disposals
Purchase of subsidiary undertakings                                                      (5,712)                   -
Investments in joint ventures                                                            (5,631)              (3,789)
                                                                                -----------------    -----------------
                                                                                        (11,343)              (3,789)
                                                                                -----------------    -----------------
Cash outflow before management of liquid resources and financing                        (75,926)             (24,189)

Management of liquid resources                                                           45,643              (78,712)

Financing                                                                                22,714              118,766
                                                                                -----------------    -----------------
(Decrease)/increase in cash in the period                                                (7,569)              15,865
                                                                                =================    =================

Regus plc
Statement of total recognised gains and losses For the twelve months ended 31 December 2001 and 31 December 2000


                                                                                        12 months            12 months
                                                                                            ended                ended
                                                                                      31 Dec 2001          31 Dec 2000
                                                                                      (unaudited)            (audited)
                                                                                      (pound)'000          (pound)'000

Retained loss for the financial period                                                  (118,238)             (13,530)

Currency translation differences                                                             197                2,675

Tax charge on exchange differences                                                             -                 (872)

                                                                                ------------------    -----------------
Total recognised gains and losses for the period                                        (118,041)             (11,727)
                                                                                ==================    =================



Reconciliation of movements in consolidated shareholders' funds


                                                                                        12 months            12 months
                                                                                            ended                ended
                                                                                      31 Dec 2001          31 Dec 2000
                                                                                      (unaudited)            (audited)
                                                                                      (pound)'000          (pound)'000

Retained loss for the financial period                                                  (118,238)             (13,530)

Ordinary shares issued net of issue costs                                                  3,396              238,548

Currency translation differences                                                             197                2,675

Tax charge on currency translation differences                                                 -                 (872)

                                                                                ------------------    ----------------
(Decrease)/increase in shareholders' funds                                              (114,645)             226,821

Shareholders' funds/(deficit) at 1 January                                               203,090             (23,731)
                                                                                ------------------    ----------------
Shareholders' funds at 31 December                                                        88,445             203,090
                                                                                ==================    ================

Notes


1.   Segmental reporting

Turnover:


                                                                       3 months ended                         12 months ended
                                                                        31 December                            31 December
                                                                   2001               2000                2001              2000
                                                            (unaudited)        (unaudited)         (unaudited)         (audited)
                                                            (pound)'000        (pound)'000         (pound)'000       (pound)'000

UK & Ireland                                                     49,903             56,926             215,188           188,862
Rest of Europe                                                   36,429             35,647             151,879           118,933
Americas                                                         27,508             32,820             124,096            94,296
Rest of World                                                     7,831              8,108              33,459            27,109
                                                       -----------------    ---------------    ----------------   ---------------
                                                                121,671            133,501             524,622           429,200
                                                       -----------------    ---------------    ----------------   ---------------
Total Group                                                     118,685            130,151             512,633           421,125
Total joint ventures                                              2,986              3,350              11,989             8,075



(Loss)/profit before interest and tax:


                                                                      3 months ended                         12 months ended
                                                                        31 December                            31 December
                                                                   2001               2000                2001              2000
                                                            (unaudited)        (unaudited)         (unaudited)         (audited)
                                                            (pound)'000        (pound)'000         (pound)'000       (pound)'000

UK & Ireland                                                    (1,668)             12,534              32,413            33,720
Rest of Europe                                                   5,067                (465)             (7,712)            1,133
Americas                                                        (1,680)             (3,282)            (58,289)          (16,262)
Rest of World                                                    3,522              (5,217)             (1,221)          (11,789)
Other office costs                                             (17,233)             (4,069)            (74,718)           (3,896)
                                                       -----------------    ---------------    ----------------   ---------------
                                                               (11,992)               (499)           (109,527)            2,906
                                                       -----------------    ---------------    ----------------   ---------------
Total Group                                                    (10,235)               (379)           (103,955)            3,933
Total joint ventures                                            (1,757)               (120)             (5,572)           (1,027)

2.   Exceptional charges

Included in the results for the twelve months ended 31 December 2001 are exceptional charges totaling (pound)90.5 million of which (pound)3.2 million had been recognised in the six months ended 30 June 2001. The charges relate to fees in respect of the aborted merger with HQ Global Workplaces ((pound)3.3m); write-down of investment in own shares ((pound)32.6m); write-down of software assets ((pound)4.6m); non-recoverable Ryder Cup expenditure ((pound)2.3m); restructuring and redundancy costs ((pound)5.4m); write down of acquisition goodwill ((pound)4.9m); costs associated with reducing workstation capacity ((pound)37.4m).


3.       (Loss)/profit per share

Loss per share after exceptional items is based upon losses for the three months ended 31 December 2001 and 2000 of (pound)(6,935,000) and (pound)(3,186,000)
respectively. (Loss)/profit per share before exceptional items is based on losses for the three months ended 31 December 2001 of (pound)(6,602,000) and profits for the three months ended 31 December 2000 of (pound)4,807,000. Losses per share are calculated using the following weighted average numbers of shares:


                                    3 months ended                      12 months ended
                                     31 December                         31 December
                               2001              2000               2001               2000
                               000's             000's              000's              000's

Ordinary shares
- basic                      563,983           548,255            563,528            497,889
Ordinary shares
- fully diluted              563,983           562,875            563,528            497,889



4. (a) Reconciliation of operating profit to net cash inflow from operating activities


                                                          12 months            12 months
                                                              ended                ended
                                                          31 Dec 01            31 Dec 00
                                                        (unaudited)            (audited)
                                                        (pound)'000          (pound)'000

Continuing operations
Operating (loss)/profit                                   (103,955)                3,933
Depreciation charge                                          63,887               40,546
Goodwill amortisation                                           196                    -
(Profit)/Loss on disposal of fixed assets                      (32)                1,520
Impairment of goodwill                                        4,916                    -
Impairment of fixed assets                                   12,166                    -
Impairment of investment in own shares                       41,395                    -
Increase in provisions                                       28,165                    -
Increase in stocks                                            (109)                 (33)
Decrease/(increase) in debtors                               17,208             (58,228)
(Decrease)/increase in creditors                           (19,841)              130,161
                                                    ----------------    -----------------
Net cash inflow from continuing operations                   43,996              117,899
                                                    ================    =================


The cash inflow for 2001 includes a (pound)12.1 million outflow relating to the exceptional item charged during the year (note 2).

4. (b)   Financing and management of liquid resources


                                                  12 months          12 months
                                                      ended              ended
                                                  31 Dec 01          31 Dec 00
                                                (unaudited)          (audited)

                                                (pound)'000        (pound)'000
Management of liquid resources

New cash deposits                                  (50,981)           (95,897)
Repayment of cash deposits                          96,624             17,185
                                              --------------    ---------------
                                                    45,643            (78,712)
                                              ==============    ===============

Financing
New loans                                           42,180             13,945
Repayment of loans                                  (4,566)          (116,325)
Payment of principal under finance leases          (16,793)           (14,702)
Funding from minority interest                           -                  -
Issue of equity shares                               1,985            253,756
Issue costs                                            (92)           (17,908)
                                              --------------    ---------------
                                                    22,714            118,766
                                              ==============    ===============




4. (c)   Reconciliation of net cash flow to movement in net funds/(borrowings)

                                                                           12 months         12 months
                                                                               ended             ended
                                                                           31 Dec 01         31 Dec 00
                                                                         (unaudited)         (audited)
                                                                         (pound)'000       (pound)'000

(Decrease)/increase in cash in the period                                    (7,569)            15,865
Cash (inflow)/outflow from change in borrowings and finance leases          (20,821)           117,082
Cash (inflow)/outflow from change in liquid resources                       (45,643)            78,712
                                                                       --------------   ---------------
Change in net funds/borrowings from cash flows                              (74,033)           211,659

Acquisitions                                                                   (783)                -

Other non-cash items:
New finance leases                                                          (22,901)          (23,574)
Translation difference                                                       (1,267)            1,830
                                                                       --------------   ---------------
Movement in net funds/borrowings in the period                              (98,984)          189,915

Net funds/(borrowings) at 1 January                                         130,013           (59,902)
                                                                       --------------   ---------------
Net funds at 31 December                                                     31,029           130,013
                                                                       ==============   ===============

4. (d)   Analysis of changes in net funds


                                                                                                                           At 31
                                             At                                       Non-cash          Exchange             Dec
                                     1 Jan 2001       Cashflow     Acquisitions        changes          movement            2001
                                    (pound)'000    (pound)'000      (pound)'000    (pound)'000       (pound)'000     (pound)'000

Cash at the bank and in hand            31,432        (5,983)              -                -           (1,202)          24,247
Overdrafts                              (1,203)       (1,586)              -                -                8           (2,781)
                                   -------------   ------------    -----------    -------------    --------------    ------------
                                        30,229        (7,569)              -                -            (1,194)         21,466

Debt due after 1 year                   (1,487)           91               -               36                29          (1,330)
Debt due within 1 year                  (5,354)      (37,705)           (783)             (83)              (35)        (43,961)
Finance leases due after 1 year        (21,150)       11,430               -          (13,235)             (109)        (23,064)
Finance leases due within 1 year       (10,614)        5,363               -           (9,619)              (39)        (14,909)
                                   -------------   ------------    -----------    -------------    --------------    ------------
                                       (38,605)      (20,821)           (783)         (22,901)             (154)        (83,264)
Liquid resources                       138,389       (45,643)              -                -                81          92,827
                                   -------------   ------------    -----------    -------------    --------------    ------------
                                       130,013       (74,033)           (783)         (22,901)           (1,267)         31,029
                                   =============   ============    ===========    =============    ==============    ============


Liquid Resources at 31 December 2001 include cash held on deposit of which (pound)3.2 million (December 2000: (pound)5.5 million) relates to collateral against bank loans and (pound)28.4 million (December 2000: (pound)35.4 million) relates to deposits which are held by banks as security for the issuance of bank guarantees to support lease commitments by Regus operating companies. These amounts are blocked and are not available for use by the business.

Non-cash changes comprise new finance leases and reclassifications between categories.

4. (e) Consolidated cash flow statement for the three months ended 31 December 2001


                                                                     3 months
                                                                        ended
                                                                    31 Dec 01
                                                                  (unaudited)
                                                                  (pound)'000

Cash inflow/(outflow) from continuing operating activities
Net cash inflow before exceptional items                                5,055
Outflow related to exceptional items                                  (4,726)
                                                                  ------------
Net cash inflow from continuing operating activities                      329
                                                                  ------------

Returns on investments and servicing of finance
Interest received                                                         288
Interest paid                                                             (9)
Interest paid on finance leases                                         (862)
                                                                  ------------
                                                                        (583)
                                                                  ------------
Taxation
Tax refund                                                              2,711
                                                                  ------------
                                                                        2,711
                                                                  ------------

Capital expenditure and financial investment
Purchase of tangible fixed assets                                     (4,527)
Sale of owned tangible fixed assets                                     2,997
Sale of leased tangible fixed assets                                       38
Purchase of investments                                                  (26)
Purchase of own shares
                                                                  ------------
                                                                      (1,518)
                                                                  ------------
Acquisitions and disposals
Investments in joint ventures                                         (1,000)
                                                                  ------------
                                                                      (1,000)
                                                                  ------------

Cash outflow before management of liquid resources
  and financing                                                          (61)

Management of liquid resources                                       (35,660)

Financing                                                              35,809
                                                                  ------------
Increase in cash in the period                                             88
                                                                  ============

5.  US GAAP reconciliation

The following is a summary of the adjustments to net (loss)/profit and shareholders funds in accordance with US GAAP:


Net loss:

                                                                                         Three months ended 31
                                                                                                December
                                                                                           2001               2000
                                                                                    (unaudited)          (audited)
                                                                                    (pound)'000        (pound)'000

Net loss reported in accordance with UK GAAP                                           (6,935)            (3,186)

US GAAP adjustments:
    Franchise revenue recognition                                                        (682)                 -
    Compensation expense related to other variable plan options                          (966)             6,242
    Provision for closure costs                                                        (2,213)                 -
    Deferred taxes                                                                      4,568             (2,505)
                                                                                ---------------    ---------------
Net (loss)/profit in accordance with US GAAP                                           (6,228)               551
                                                                                ---------------    ---------------



Shareholders' funds:
                                                                                         As at               As at
                                                                                        31 Dec              31 Dec
                                                                                          2001                2000
                                                                                   (unaudited)           (audited)
                                                                                   (pound)'000         (pound)'000

Shareholders' funds in accordance with UK GAAP                                         88,445             203,090

US GAAP adjustments
    Franchise revenue recognition                                                        (682)                  -
    Compensation expense related to other variable plan options                           595              10,778
    Provision for closure costs                                                        27,446                   -
    Deferred taxes                                                                      7,341               1,902
    Employee share trust (investment in own shares)                                   (47,021)            (47,021)
                                                                                ---------------    ----------------
Shareholders' funds in accordance with US GAAP                                         76,124             168,749
                                                                                ---------------    ----------------


6.       Auditor's statement

The financial information set out above does not constitute the Company's statutory accounts for the years ended 31 December 2001 or 2000. The financial information for 2000 is derived from the statutory accounts for 2000 which have been delivered to the registrar of companies. The auditor's have reported on the 2000 accounts; their report was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985. The statutory accounts for 2001 will be finalised on the basis of the financial information presented by the Directors in this preliminary announcement and will be delivered to the registrar of companies following the Company's annual general meeting.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 6-K may contain certain forward-looking statements. Actual operational and financial results may differ materially from the Company's expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include: the impact of heightened competition, changes in the Company's strategic alliances, a decline in the US or world economy, acceptance of and demand for serviced offices, changes in the structure of the property industry, changes in work practices, changes in exchange rates, changes in the political, regulatory or fiscal regime in Regus's area of activity and general economic conditions in the countries in which Regus operates. For a discussion of these and other factors which may have a material impact upon Regus's financial condition, results of operation and liquidity, see "Risk Factors" and "Operating Results" of the Company's Annual Report on Form 20-F.